

FRANKLIN TEMPLETON INVESTMENTS

40 - 33
811 - 6242





04029004

One Franklin Parkway
San Mateo, CA 94403-1906

tel 650/312.2000
franklintempleton.com

April 20, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC   20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the
        Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties
named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the
Fund in the United States District Court, Northern District of California in the matter of
<u>Catherine Dukes v. Franklin AGE High Income Fund, et al</u>. Case No. C 04 0598 MJJ.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and
returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya Gordon
Associate Corporate Counsel

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Enclosure

        Barbara J. Green, Esq. (w/o enclosure)
        Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A

Fund/Trust Name	811 Number	Adviser
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.— *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series –* Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series –* Franklin Advisers, Inc. *Foreign Equity Series –* Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series –* Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series –* FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

FILED

04 FEB 12 PM 12: 23

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

1 LIONEL Z. GLANCY #134180
   PETER A. BINKOW #173848
2 MICHAEL GOLDBERG #188669
   GLANCY BINKOW & GOLDBERG LLP
3 1801 Avenue of the Stars, Suite 311
   Los Angeles, California 90067
4 Telephone: (310) 201-9150
5 Facsimile: (310) 201-9160

6 ERIC J. BELFI
   RABIN, MURRAY & FRANK LLP
7 275 Madison Avenue, 8ᵗʰ Floor
   New York, New York 10016
8 Telephone: (212) 682-1818
   Facsimile: (212) 682-1892
9
   Attorneys for Plaintiff Catherine Dukes
10 *[Additional Attorneys on Signature Page]*

11   UNITED STATES DISTRICT COURT
             NORTHERN DISTRICT OF CALIFORNIA
12



13 CATHERINE DUKES, Individually and on Behalf of All   Case No. **0598** **MJJ**
   Others Similarly Situated,
14   **CLASS ACTION**
                                                Plaintiff,
15   **CLASS ACTION COMPLAINT**
                                                            FOR VIOLATIONS OF
16   vs.   **FEDERAL SECURITIES LAWS**

17 FRANKLIN AGE HIGH INCOME FUND, FRANKLIN
   ADJUSTABLE U.S. GOVERNMENT SECURITIES
18 FUND, FRANKLIN AGGRESSIVE GROWTH FUND
   FRANKLIN ALABAMA TAX-FREE INCOME FUND,   **JURY TRIAL DEMANDED**
19 FRANKLIN ARIZONA TAX-FREE INCOME FUND,
   FRANKLIN BALANCE SHEET INVESTMENT FUND,
20 FRANKLIN BIOTECHNOLOGY DISCOVERY FUND,
   FRANKLIN BLUE CHIP FUND, FRANKLIN
21 CALIFORNIA HIGH YIELD MUNICIPAL FUND,
   FRANKLIN CALIFORNIA INSURED TAX-FREE
22 INCOME FUND, FRANKLIN CALIFORNIA
   INTERMEDIATE-TERM TAX-FREE INCOME FUND,
23 FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE
   INCOME FUND, FRANKLIN CALIFORNIA TAX-
24 EXEMPT MONEY FUND, FRANKLIN CALIFORNIA
   TAX-FREE INCOME FUND,
25
   [Caption Continued On Next Page]
26
27
28

CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS
OPERATIVE COMPLAINT WP.02 11 2004.WPD   Page 1

FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DOUBLE TAX-FREE INCOME FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN FLORIDA TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND, FRANKLIN GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN MISSOURI TAX-FREE INCOME FUND, FRANKLIN MONEY FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN CUSTODIAN FUNDS INC., FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX FREE INCOME FUND, FRANKLIN FLOATING RATE MASTER TRUST, FRANKLIN FLOATING RATE TRUST, FRANKLIN GLOBAL TRUST, FRANKLIN HIGH INCOME TRUST, FRANKLIN TEMPLETON INTERNATIONAL TRUST,

[Caption Continued on Next Page]

FRANKLIN INVESTORS SECURITIES TRUST, FRANKLIN MANAGED TRUST, FRANKLIN MONEY FUND, FRANKLIN MULTI INCOME TRUST, FRANKLIN MUNICIPAL SECURITIES TRUST, FRANKLIN MUTUAL SERIES FUND INC., FRANKLIN NEW YORK TAX FREE INCOME FUND, FRANKLIN NEW YORK TAX FREE TRUST, FRANKLIN REAL ESTATE SECURITIES TRUST, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN STRATEGIC SERIES, FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND, FRANKLIN TAX ADVANTAGED INTERNATIONAL BOND FUND, FRANKLIN TAX ADVANTAGED U.S. GOVERNMENT SECURITIES FUND, FRANKLIN TAX EXEMPT MONEY FUND, FRANKLIN TAX FREE TRUST, FRANKLIN TEMPLETON FUND ALLOCATOR SERIES, FRANKLIN TEMPLETON GLOBAL TRUST, FRANKLIN TEMPLETON JAPAN FUND, FRANKLIN TEMPLETON MONEY FUND TRUST, FRANKLIN TEMPLETON SERVICES LLC. (collectively known as the "FRANKLIN FUNDS REGISTRANTS"); FRANKLIN RESOURCES, INC.; FRANKLIN ADVISERS, INC.; TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT SERVICES, INC.; FRANKLIN MUTUAL ADVISERS, LLC; WILLIAM POST; SECURITY BROKERAGE, INC.; DANIEL G. CALUGAR, DCIP, L.P.; FRANKLIN TEMPLETON STRATEGIC GROWTH FUND, L.P.; and JOHN DOES 1-100,

                                                                  Defendants.

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of regulatory filings and reports and advisories; press releases and media reports about the subject matter of this complaint, and the following complaints: *Securities Exchange Commission v. Daniel Calugar and Security Brokerage, Inc.*, No. CV-S-03-1600-RCJ-RJJ (D. Nev. filed Dec. 22, 2003), and *In re: Franklin Resources, Inc.*, No. E-2004-007 (Mass. Sec. Div. Enforcement Sec. filed on Feb. 4, 2004). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Franklin family of funds (*i.e.*, the Franklin Funds as defined in the caption, above) between February 6, 1999 and February 4, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2.   This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers, were improperly allowed to "time" their trades in Franklin Funds. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their she

3.   On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts William Galvin filed an administrative complaint ("Galvin Complaint") against the Fund Defendants for facilitating and permitting market timing in Franklin Funds, in direct contravention of the Funds' prospectuses, in exchange for millions of dollars in "sticky assets" investments in Franklin hedge funds. The complaint stated that *"[t]his case illustrates yet another mutual fund company putting profits over its fiduciary duty to act in the best interests of its long-term shareholder clients."* (emphasis added).

4.   The Galvin Complaint also charged Daniel G. Calugar ("Calugar") and his brokerage company, Security Brokerage, Inc. ("SBI") with market timing in Franklin Funds. The Complaint alleges that Calugar invested at least $10 million in sticky assets in a Franklin hedge fund in exchange for the right to time at least $45 million in Franklin Funds. During the Class Period, SBI and Calugar also aided,

1   abetted, and otherwise participated in the breach of the Advisors' and the Franklin Funds' fiduciary duties

2   to Funds' investors to prevent market timing.

3   **JURISDICTION AND VENUE**

4   5.   This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the

5   Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section

6   80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

7   6.   Many of the acts charged herein, including the preparation and dissemination of materially

8   false and misleading information, occurred in substantial part in this District. Defendants conducted other

9   substantial business within this District and many Class members reside within this District. Defendant

10 Franklin Resources, Inc. maintains an office in this District.

11   7.   In connection with the acts alleged in this complaint, defendants, directly or indirectly, used

12 the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate

13

14 telephone communications and the facilities of the national securities markets.

15   **PARTIES**

16   8.   Plaintiff Catherine Dukes, as set forth in her certification, which is attached hereto and

17 incorporated by reference herein, purchased units of the Franklin Adjustable US Government Securities

18 Fund during the Class Period and has been damaged thereby.

19   9.   Each of the defendant Franklin Funds, including the Franklin Adjustable US Government

20 Securities Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are

21 managed by defendant Franklin Advisors, as defined below, and that buy, hold, and sell shares or other

22

23 ownership units that are subject to the misconduct alleged in this complaint.

24   10.   Defendant Franklin Resources, Inc. ("Franklin Resources") is a California-based

25 corporation and maintains its corporation headquarters at One Franklin Parkway, Building 920, San

26 Mateo, California 94403. Franklin Resources, through its subsidiaries, provides retail and institutional asset

27 management services throughout the world under the trade name Franklin Templeton Investments. Franklin

28

1 Resources is the ultimate parent of all of the defendants bearing the Franklin and/or Templeton names.

2 Franklin Resources securities trade on the New York Stock Exchange under the symbol "BEN."

3   11.   Defendant Franklin Advisers, Inc. ("Franklin Advisers") is registered as an investment

4 adviser under the Investment Advisers Act and, along with Templeton/Franklin Investment Services, Inc.

5 ("Templeton/Franklin Investment"), Franklin Mutual Advisers, LLC ("Franklin Mutual Advisers") and

6 Franklin Private Client Services, Inc. ("Franklin Private Client"), managed and advised the Franklin Funds

7 during the Class Period. During this period, Franklin Advisers, along with Templeton/Franklin Investment,

8 Franklin Mutual Advisers and Franklin Private Client had ultimate responsibility for overseeing the day-to-

9 day management of the Franklin Funds. Franklin Advisers is located at One Franklin Parkway, San

10 Mateo, California 94403.

11

12   12.   Defendant Templeton/Franklin Investment, doing business as "Templeton Private Client

13 Group", is registered as an investment adviser under the Investment Advisers Act and, along with Franklin

14 Advisers, Franklin Mutual Advisers and Franklin Private Client, managed and advised the Franklin Funds

15 during the Class Period. During this period, Templeton/Franklin Investment, along with Franklin Advisers,

16 Franklin Mutual Advisers and Franklin Private Client, had ultimate responsibility for overseeing the day-to-

17 day management of the Franklin Funds. Templeton/Franklin Investment is located at One Franklin

18 Parkway, San Mateo, California 94403.

19   13.   Defendant Franklin Private Client is registered as an investment adviser under the

20 Investment Advisers Act and, along with Franklin Advisers, Franklin Mutual Advisers and

21 Templeton/Franklin Investment, managed and advised the Franklin Funds during the Class Period. During

22 this period, Franklin Private Client, along with Franklin Advisers, Franklin Mutual Advisers and

23 Templeton/Franklin Investment, had ultimate responsibility for overseeing the day-to-day management of

24 the Franklin Funds. Franklin Private Client is located at One Franklin Parkway, San Mateo, California

25 94403.

26   14.   Defendant Franklin Mutual Advisers is registered as an investment adviser under the

27 Investment Advisers Act and, along with Franklin Advisers, Franklin Private Client and Templeton/Franklin

28

1   Investment, managed and advised the Franklin Funds during the Class Period. During this period, Franklin

2   Mutual Advisers, along with Franklin Private Client, Franklin Advisers and Templeton/Franklin Investment,

3   had ultimate responsibility for overseeing the day-to-day management of the Franklin Funds. Franklin

4   Mutual Advisers is located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

5   15.   Franklin Advisers, Franklin Mutual Advisers, Templeton/Franklin Investment, and Franklin

6   Private Client are collectively known as herein as the "Advisors."

7   16.   Defendant William Post ("Post") served as a portfolio manager of various Franklin Funds

8   from as early as June 2000 to as late as December 2003, and was the President and Chief Executive

9   Officer of the northern California Region of Templeton/Franklin. During the Class Period Post was an

10   active participant in the unlawful scheme alleged herein.

11   17.   Defendants Franklin Funds Registrants are the registrants and issuers of the shares of one

12   or more of the Franklin Funds.

13   18.   Defendant Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Hedge Fund") is

14   a Delaware limited partnership and hedge fund of which Calugar was a limited partner. As part and parcel

15   of defendants' unlawful scheme alleged herein, the Calugar Defendants invested $10 million in "sticky

16   assets", defined herein, in the Franklin Hedge Fund in exchange for market timing capacity in the Franklin

17   Funds.

18   19.   Franklin Resources, the Advisors, Franklin Funds Registrants, Franklin Hedge Fund,

19   Franklin Funds, and William Post are referred to collectively herein as the "Fund Defendants."

20   20.   Defendant SBI was at all relevant times a broker dealer firm registered with the Securities

21   Exchange Commission ("SEC") and located in Las Vegas, Nevada. On September 19, 2003, SBI filed

22   Form BDW with the SEC seeking to withdraw its broker-dealer registration.

23   21.   Defendant Daniel G. Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los

24   Angeles, California and, at all relevant times, was the President and 95% owner of SBI.

25   22.   Defendant DCIP, L.P. ("DCIP") is a limited partnership formed under the laws of the State

26   of Nevada for the purpose of market timing and other improper trading of mutual funds. Calugar is a

1 general partner of DCIP.

2   23.   Defendants Calugar, SBI, and DCIP are collectively known as herein as the "Calugar

3 Defendants."

4   24.   The true names and capacities of defendants sued herein as John Does 1 through 100 are

5 other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose

6 identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing

7 at the expense of ordinary Franklin Funds investors, such as plaintiff and the other members of the Class,

8 in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff

9 will seek to amend this complaint to state the true names and capacities of said defendants when they have

10 been ascertained.

11

12   **PLAINTIFF'S CLASS ACTION ALLEGATIONS**

13   25.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure

14 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise

15 acquired shares of the Franklin Small-Mid Cap Growth Fund, or like interests in any of the other Franklin

16 Funds, between February 6, 1999 and February 4, 2004, inclusive, and who were damaged thereby.

17 Plaintiff and each of the Class members purchased shares or other ownership units in Franklin Funds

18 pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant

19 to which plaintiff and the other Class members purchased their shares or other ownership units in the

20 Franklin Funds, including the Franklin Small-Mid Cap Growth Fund, are referred to collectively herein as

21 the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their

22 legal representatives, heirs, successors or assigns and any entity in which defendants have or had a

23 controlling interest.

24   26.   The members of the Class are so numerous that joinder of all members is impracticable.

25 While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained

26 through appropriate discovery, plaintiff believes that there are thousands of members in the proposed Class.

27

28

1   Record owners and other members of the Class may be identified from records maintained by the Franklin

2   Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that

3   customarily used in securities class actions.

4   27.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the

5   Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained

6   of herein.

7   28.   Plaintiff will fairly and adequately protect the interests of the members of the Class and have

8   retained counsel competent and experienced in class and securities litigation.

9

10   29.   Common questions of law and fact exist as to all members of the Class and predominate

11 over any questions solely affecting individual members of the Class. Among the questions of law and fact

12 common to the Class are:

13   a.   whether the federal securities laws were violated by defendants' acts as alleged

14   herein;

15   b.   whether statements made by defendants to the investing public during the Class

16   Period misrepresented material facts about the business, operations and financial

17   statements of the Franklin Funds; and

18   c.   whether the Calugar Defendants aided and abetted the Advisors and the Franklin

19   Funds in their violation of their fiduciary duties;

20   d.   to what extent the members of the Class have sustained damages and the proper

21   measure of damages.

22   30.   A class action is superior to all other available methods for the fair and efficient adjudication

23 of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered

24 by individual Class members may be relatively small, the expense and burden of individual litigation make

25 it virtually impossible for members of the Class to individually redress the wrongs done to them. There will

26 be no difficulty in the management of this action as a class action.

27

28

1

SUBSTANTIVE ALLEGATIONS

2

Introduction: The Double Standard for Privileged Investors

3   31.   Mutual funds are meant to be long-term investments and are therefore the favored savings

4   vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at

5   least as early as February 6, 1999 and February 4, 2004, inclusive, defendants engaged in fraudulent and

6   wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the

7   expense of ordinary Franklin Funds' investors, including plaintiff and other members of the Class, through

8   secret and illegal after-hours trading. In exchange for allowing and facilitating this improper conduct, the

9   Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the

10   detriment of plaintiff and the other members of the Class who knew nothing of these illicit arrangements.

11   Specifically, the Advisors, as manager of the Franklin Funds, and each of the relevant fund managers,

12   profited from fees the Advisors charged to the Franklin Funds that were measured as a percentage of the

13   fees under management. Additionally, in exchange for the right to engage in timing, which hurt plaintiff and

14   other Class members, by artificially and materially affecting the value of the Franklin Funds, the Calugar

15   Defendants and the John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing

16   the assets under Franklin Funds' management and the fees paid to Franklin Funds' managers. The assets

17   parked in the Franklin Funds in exchange for the right to engage in timing have been referred to as "sticky

18   assets." The synergy between the Fund Defendants and the Calugar Defendants and John Doe Defendants

19   hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed

20   defendants to profit handsomely at the expense of plaintiff and other members of the Class.

21

22

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

23

24   32.   "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from

25   mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These

26   prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time

27   the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because

28

of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

33.   A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Franklin Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

34.   Effective timing captures an arbitrage profit which comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Calugar Defendants and the John Doe Defendants also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

35.   Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

36.   It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Calugar Defendants and John Doe Defendants to time their trades, but, in the case of the Calugar Defendants, they also provided a trading platform and financed the

1   timing arbitrage strategy and sought to profit and did profit from it.

2   **Defendants' Fraudulent Scheme**

3   37.   On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint

4   charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and

5   exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from

6   a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard

7   to the misconduct alleged herein, as follows:

8
            Canary engaged in late trading on a daily basis from in or about March
9   2000 until this office began its investigation in July of 2003. It targeted
            dozens of mutual funds and extracted tens of millions of dollars from
10   them. During the declining market of 2001 and 2002, it used late
            trading to, in effect, sell mutual fund shares short. This caused the
11   mutual funds to overpay for their shares as the market went down,
            serving to magnify long-term investors' losses. [. . .]
12
            [Bank of America] (1) set Canary up with a state-of-the-art electronic
13   trading platform [. . .] (2) gave Canary permission to time its own
            mutual fund family, the "Nations Funds", (3) provided Canary with
14   approximately $300 million of credit to finance this late trading and
            timing, and (4) sold Canary derivative short positions it needed to time
15   the funds as the market dropped. In the process, Canary became one
            of Bank of America's largest customers. The relationship was mutually
16   beneficial; Canary made tens of millions through late trading and timing,
            while the various parts of the Bank of America that serviced Canary
17   made millions themselves.

18
        38.   On September 4, 2003, *The Wall Street Journal* published a front page story about the
19
     Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in
20
     which the New York Attorney General compared after-the-close trading to "being allowed to bet on a
21
     horse race after the race was over," and which indicated that the fraudulent practices enumerated in the
22
     Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:
23
            [. . .] "The late trader," he said, "is being allowed into the fund after it
24   has closed for the day to participate in a profit that would otherwise
            have gone completely to the fund's buy-and-hold investors."
25
            In a statement, Mr. Spitzer said "the full extent of this
26   *complicated fraud is not yet known," but he asserted that "the*
            mutual-fund industry operates on a double standard" in which
27   *certain traders "have been given the opportunity to manipulate*
28

1   *the system. They make illegal after-hours trades and improperly*
      exploit market swings in ways that harm ordinary long-term
2   *investors."*

3   For such long-term investors, rapid trading in and out of funds raises
      trading costs and lowers returns; *one study published last year*
4   *estimated that such strategies cost long-term investors $5 billion*
5   *a year.*

6   The practice of placing late trades, which Mr. Stern was accused of at
      Bank of America, also hurts long-term shareholders because it dilutes
7   their gains, allowing latecomers to take advantage of events after the
      markets closed that were likely to raise or lower the funds' share price.
8   [Emphasis added.]

9   39.   On December 23, 2003, the SEC announced that it had filed civil fraud charges against

10   SBI and Calugar for their participation in a scheme to defraud mutual fund shareholders through improper

11   late trading and market timing and alleged that, from at least 2001 to 2003, Calugar, trading through SBI,

12   reaped profits of approximately $175 million from improper late trading (the practice of placing orders to

13   buy or sell mutual fund shares after close of market at 4:00 p.m. EST, but at the mutual fund's Net Asset

14   Value ("NAV"), or price, determined at the market close) and market timing, principally through mutual

15   funds in the Alliance Capital Management, LP and Massachusetts Financial Services family of mutual funds.

16   40.   Based on the SEC's application, United States District Judge Robert Clive Jones of the

17   District of Nevada issued a temporary restraining order freezing the assets of the defendants, prohibiting

18   the destruction of documents, and granting expedited discovery. The SEC applied for the emergency relief

19
      after learning that, on December 18, 2003, Calugar had transferred $50 million of proceeds from his
20
      scheme out of MFS. This transfer occurred on the same day that the SEC instituted an enforcement action
21
22   against Alliance in connection with market timing activity. The SEC's action against Alliance identified

23   Calugar as the largest market timer at Alliance.

24   41.   On February 4, 2004, the Office of the Secretary of the Commonwealth of Massachusetts,

25   Securities Division, William Galvin, filed an administrative complaint against the Fund Defendants charging

26   them with violating the anti-fraud provision of the Massachusetts Uniform Securities Act by agreeing to give

27   the Calugar Defendants $45 million in market timing capacity in Franklin Funds, in direct contravention of

28

1 | the Funds' prospectuses, in exchange for millions of dollars in sticky assets in Franklin hedge funds.

2 | Specifically, the Galvin Complaint alleges as follows:

3 | On April 6, 2001, Calugar opened a $30 million dollar profit sharing account under the name of his broker-dealer, Security Brokerage, Inc. Many Franklin employees,
4 | including Tom Johnson, . . . and Post were aware of the account and were also aware
5 | that Calugar was a known market timer.

6 | *T. Johnson states in an e-mail dated April 20, 2001: "the client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that*
7 | *Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time. . ."*

8 | * * *

9 |
10 | As T. Johnson points out in an e-mail dated August 9, 2001: *"I learned from Maria Delucchi-Kahale of Bill Post's area that the client we are going*
11 | *to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below plan*
12 | *(SBI Profit Sharing Plan) and previously timed us through his own b/d."* [Emphasis added.]

13 |
14 | The market timing arrangement between the Fund Defendants permitted the Calugar Defendants to make

15 | four exchanges in Franklin Funds per month; exempted them from the 2% redemption fee for market timing

16 | trades; and provided them access to technology that prevented the Franklin market timing desk from

17 | detecting their market timing. In particular, the Galvin Complaint alleges as follows:

18 | On August 14, 2001, Calugar thanks Post for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition Calugar summarizes the discussions
19 | between himself and Post. He writes:

20 | I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and
21 | Franklin Templeton Mutual funds:

22 | *DCIP, LP (DCIP) will purchase $10 million in the Franklin*
23 | *Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.*
24 | *During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic*
25 | *Small Cap Growth Fund (FRSGX).*

26 | *These positions will be invested in a market timing approach we discussed and as described below.* All positions will be held in the
27 | name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will
28 |

e-mail the account number for the mutual fund position as soon as the account is set up.

The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.

My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.
[Emphasis added.]

42.   The Calugar defendants continued to invest significant amounts in Franklin hedge funds and money market funds in exchange for the right to market time Franklin Funds. For example, on September 9, 2001, SBI opened an additional account with the Fund Defendants for the sole purpose of timing the Franklin Small Mid-Cap Growth Fund. The Calugar Defendants' market timing proposals were well received by the Fund Defendants, as evidenced by the following e-mail from a Franklin employee at Franklin/Templeton Distributors, Inc. dated November 5, 2001:

The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there's no prepaid commission when it actually exchanges to the Small Mid. [Emphasis added.]

The Galvin Complaint also described Post's involvement in securing additional market timing capaci for the Calugar Defendants in other mutual fund families:

In April of 2002, Post begins to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requests new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment adviser to the American Funds.

* * *

On April 23, 2002, Post sends a letter to Paster, and employee of Capital Guardian Trust Company, an investment adviser affiliate of CRM. Post outlines the investment strategy of Calugar and SBI and asks whether the "proposed trading activities" were "acceptable to the American Funds."

The Prospectuses, Including the Franklin Small-Mid Cap Growth Fund Prospectus, Were Materially False and Misleading

43. Plaintiff and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Franklin Funds' policies on timed trading, and acquired shares pursuant to one or more of the Prospectuses.

44. The Prospectuses falsely stated that the Advisors actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the September 2001 Prospectus for the Franklin Small Mid-Cap Growth Fund stated as follows:

MARKET TIMERS *The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Mid-Cap Growth Fund do not allow investment by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds.* Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.

Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified *Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.* This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and fund under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers. [Emphasis added.]

45. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiff and the other members of the Class:

a. that defendants had entered into an agreement allowing the Calugar Defendants and the John Doe Defendants to time their trading of the Franklin Funds shares

b.   that, pursuant to that agreement, the Calugar Defendants and other favored investors regularly timed Franklin Funds shares;

c.   that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the Calugar Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated Franklin Funds policies;

d.   that the Fund Defendants regularly allowed the Calugar Defendants and other favored investors to engage in trades that were disruptive to the efficient management of the Franklin Funds and/or increased the Franklin Funds' costs and thereby reduced the Franklin Funds' actual performance; and

e.   that the amount of compensation paid by the Franklin Funds to the Advisors, because of the Franklin Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to the Advisors by the Franklin Funds and their respective sharcholders, including plaintiff and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

46.   Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the Franklin Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Franklin Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and the other Class members.

Additional Scienter Allegations

47.   As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Franklin Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding Franklin Funds, their control over, and/or receipt and/or modification of Franklin Funds' allegedly materially misleading misstatements and/or their associations with the Franklin Funds which made them privy to confidential proprietary information concerning the Franklin Funds, participated in the fraudulent scheme alleged herein.

48.   Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Calugar Defendants and John Doe Defendants.

49.   The Calugar Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The Franklin Funds Registrants For Violations of Section 11 Of The Securities Act

50.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51.   This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Franklin Funds Registrants.

52.   The Franklin Funds Registrants are the registrants for the fund shares sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Franklin Funds Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

53.   Plaintiff was provided with the Franklin Small-Mid Cap Growth Fund Prospectus and, similarly, prior to purchasing units of each of the other Franklin Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Franklin Funds pursuant or traceable to the relevant false and misleading Prospectuses and were damaged thereby.

54.   As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Franklin Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, the Calugar Defendants and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a.   that defendants had entered into an unlawful agreement allowing the Calugar Defendants and John Doe Defendants to time its trading of the Franklin Funds shares;

b.   that, pursuant to that agreement, the Calugar Defendants regularly timed Franklin Funds shares;

c.   that, contrary to the express representations in the Prospectuses, the Franklin Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Calugar Defendants;

d.   that the Fund Defendants regularly allowed the Calugar Defendants to engage in

trades that were disruptive to the efficient management of the Franklin Funds

and/or increased the Franklin Funds' costs and thereby reduced the Franklin

Funds' actual performance; and

e.   the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the

Fund Defendants, the Calugar Defendants and John Doe Defendants benefited

financially at the expense of the Franklin Funds investors including plaintiff and the

other members of the Class.

55.   At the time they purchased the Franklin Funds shares traceable to the defective

Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and

misleading statements or omission alleged herein and could not reasonably have possessed such knowledge.

This claim was brought within the applicable statute of limitations.

SECOND CLAIM

**Against Franklin Resources and the Advisors
as Control Persons of The Franklin Funds Registrants
For Violations of Section 15 of the Securities Act**

56.   Plaintiff repeats and realleges each and every allegation contained above, except that for

purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as

alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained

above.

57.   This Claim is brought pursuant to Section 15 of the Securities Act against Franklin

Resources, the Advisors, each as a control person of the Franklin Funds Registrants. It is appropriate to

treat these defendants as a group for pleading purposes and to presume that the false, misleading, and

incomplete information conveyed in the Franklin Funds' public filings, press releases and other publications

are the collective actions of Franklin Resources and the Advisors.

58.   The Franklin Funds Registrants are liable under Section 11 of the Securities Act as set forth

herein.

59.   Each of Franklin Resources and the Advisors were "control persons" of the Franklin Funds

1   Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational

2   control and/or ownership. At the time plaintiff and other members of the Class purchased shares of Franklin

3   Funds – by virtue of their positions of control and authority over the Franklin Funds Registrants – Franklin

4   Resources and the Advisors directly and indirectly, had the power and authority, and exercised the same,

5   to cause the Franklin Funds Registrants to engage in the wrongful conduct complained of herein. Franklin

6   Resources and the Advisors issued, caused to be issued, and participated in the issuance of materially false

7   and misleading statements in the Prospectuses.

8   60.   Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Franklin

9   Resources and the Advisors are liable to plaintiff and the other members of the Class for the Franklin Funds

10 Registrants' primary violations of Section 11 of the Securities Act.

11   61.   By virtue of the foregoing, plaintiff and the other members of the Class are entitled to

12 damages against Franklin Resources and the Advisors.

13   **VIOLATIONS OF THE EXCHANGE ACT**

14   **APPLICABILITY OF PRESUMPTION OF RELIANCE:**
                FRAUD-ON-THE-MARKET DOCTRINE

15   62.   At all relevant times, the market for Franklin Funds was an efficient market for the following

16 reasons, among others:

17   a.   The Franklin Funds met the requirements for listing, and were listed and actively

18   bought and sold through a highly efficient and automated market;

19   b.   As regulated entities, periodic public reports concerning the Franklin Funds were

20   regularly filed with the SEC;

21   c.   Persons associated with the Franklin Funds regularly communicated with public

22   investors *via* established market communication mechanisms, including through

23   regular disseminations of press releases on the national circuits of major newswire

24   services and through other wide-ranging public disclosures, such as

25   communications with the financial press and other similar reporting services; a

d.   The Franklin Funds were followed by several securities analysts employed by

major brokerage firms who wrote reports which were distributed to the sales force

and certain clients of their respective brokerage firms. Each of these reports was

publicly available and entered the public marketplace.

63.   As a result of the foregoing, the market for the Franklin Funds promptly digested current

information regarding Franklin Funds from all publicly available sources and reflected such information in

the respective Franklin Funds NAV. Investors who purchased or otherwise acquired shares or interests

in the Franklin Funds relied on the integrity of the market for such securities. Under these circumstances,

all purchasers of the Franklin Funds during the Class Period suffered similar injury through their purchase

or acquisition of Franklin Funds securities at distorted prices that did not reflect the risks and costs of the

continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of
The Exchange Act Against And Rule 10b-5
Promulgated Thereunder Against All Defendants

64.   Plaintiff repeat and reallege each and every allegation contained above as if fully set forth

herein except for Claims brought pursuant to the Securities Act.

65.   During the Class Period, each of the defendants carried out a plan, scheme and course of

conduct which was intended to and, throughout the Class Period, did deceive the investing public, including

plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class

to purchase Franklin Funds shares or interests at distorted prices and otherwise suffered damages. In

furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the

actions set forth herein.

66.   Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue

statements of material fact and/or omitted to state material facts necessary to make the statements not

misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and

deceit upon the purchasers of the Franklin Funds' securities, including plaintiff and other members of the

Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Franklin Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

67. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Franklin Funds' operations, as specified herein.

68. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

69. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

70. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Franklin Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Franklin Funds during the Class Period at distorted prices and were damaged

1 thereby.

2   71.   At the time of said misrepresentations and omissions, plaintiff and other members of the

3 Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of

4 the Class and the marketplace known of the truth concerning the Franklin Funds' operations, which were

5 not disclosed by defendants, plaintiff and other members of the Class would not have purchased or

6 otherwise acquired their shares or, if they had acquired such shares or other interests during the Class

7 Period, they would not have done so at the distorted prices which they paid.

8   72.   By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act,

9 and Rule 10b-5 promulgated thereunder.

10

11   73.   As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other

12 members of the Class suffered damages in connection with their respective purchases and sales of the

13 Franklin Funds shares during the Class Period.

14
                                              FOURTH CLAIM

15
**Against Franklin Resources (as a Control Person of the Advisors); the Advisors (as a Control
Person of Franklin Funds Registrants); and Franklin Funds
Registrants (as a Control Person of the Franklin Funds and Franklin Hedge Fund)
For Violations of Section 20(a) of the Exchange Act**

16

17

18   74.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth

19 herein except for Claims brought pursuant to the Securities Act.

20   75.   This Claim is brought pursuant to Section 20(a) of the Exchange Act against Franklin

21 Resources as a control person of the Advisors; the Advisors as a control person of Franklin Funds

22 Registrants, and Franklin Funds Registrants as a control person of the Franklin Funds and Franklin Hedge

23 Fund.

24   76.   It is appropriate to treat these defendants as a group for pleading purposes and to presume

25 that the materially false, misleading, and incomplete information conveyed in the Franklin Funds' public

26 filings, press releases and other publications are the collective actions of Franklin Resources, the Advisors,

27 Franklin Funds Registrants.

28

77.   Each of Franklin Resources, the Advisors, and Franklin Funds Registrants acted as controlling persons of the Franklin Funds and Franklin Hedge Fund within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Franklin Funds' and Franklin Hedge Fund's respective businesses and systematic involvement in the fraudulent scheme alleged herein, Franklin Resources, the Advisors, and Franklin Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Franklin Funds and Franklin Hedge Fund, including the content and dissemination of the various statements which plaintiff contend are false and misleading. Franklin Resources, the Advisors, and Franklin Funds Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

78.   In particular, each of Franklin Resources, the Advisors, and Franklin Funds Registrants had direct and supervisory involvement in the operations of the Franklin Funds and Franklin Hedge Fund, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

79.   As set forth above, Franklin Resources, the Advisors, and Franklin Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Franklin Resources, the Advisors, and Franklin Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Franklin Funds securities during the Class Period and Franklin Hedge Fund's active participation in the unlawful scheme alleged herein.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940
Against the Advisors [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

80.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth

herein.

81.   This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

82.   The Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

83.   As a fiduciary pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

84.   During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the Calugar Defendants and John Doe Defendants to secretly engage in timing of the Franklin Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

85.   The Advisors breached their fiduciary duty owed to plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

86.   The Advisors are liable as a direct participant in the wrongs complained of herein. The Advisors, because of its position of authority and control over the Franklin Funds Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Franklin Funds.

87.   The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Franklin Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the

Advisors' breaches of fiduciary duties including: (1) increasing its profitability at plaintiff' other members of the Class' expense by allowing the Calugar Defendants and the John Doe Defendants to secretly time the Franklin Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

88.   As a result of the Advisors' multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

89.   Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

SIXTH CLAIM

Aiding and Abetting Breach of
Fiduciary Duties Against the Calugar Defendants

90.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

91.   At all times herein, the directors, officers and employees of the Franklin Funds, which were entrusted with the management of the assets of plaintiff and other members of the Class, had fiduciary duties to plaintiff and the other members of the Class.

92.   The Calugar Defendants knew or should have known that the Advisors' and the Franklin Funds' directors, officers and employees had these fiduciary duties.

93.   By failing to prevent the late trading and timed trading of their funds, in contravention of their express policies, the Advisors' and the Franklin Funds' directors, officers and employees breached their fiduciary duties to plaintiff and other members of the Class.

94.   The Calugar Defendants possessed actual or constructive knowledge that the Advisors and the Franklin Funds were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

95.   The Calugar Defendants' actions, as described in this complaint, were a substantial factor

1   in causing the losses suffered by plaintiff and other members of the Class. By participating in the Advisors'

2   and the Franklin Funds' breach of fiduciary duties, defendants are liable therefor.

3   96.   Accordingly, the Calugar Defendants' knowing participation in the Advisors' and the

4   Franklin Funds' breach of fiduciary duties resulted, with respect to plaintiff and the other members of the

5   class, in millions of dollars of damages, at least.

6   97.   Because the Calugar Defendants acted with reckless and willful disregard for the rights of

7   plaintiff and other members of the Class, the Calugar Defendants are liable for punitive damages in an

8   amount to be determined by the jury.

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28


PRAYER FOR RELIEF


WHEREFORE, plaintiff prays for relief and judgment, as follows:

1.   Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and her counsel as Lead Counsel for the Class and certifying her as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

2.   Awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

3.   Awarding punitive damages in favor of plaintiff and other Class members against all defendants, jointly and severally, in an amount to be determined at trial;

4.   Awarding plaintiff and other members of the Class rescission of their contracts with the Advisors, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Advisors pursuant to such agreements;

5.   causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

6.   Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

7.   Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: February 12, 2004   GLANCY BINKOW & GOLDBERG LLP

Lionel Z. Glancy
Peter A. Binkow
Michael Goldberg

1801 Avenue of the Stars Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

RABIN, MURRAY & FRANK LLP
Eric J. Belfi
275 Madison Avenue, 8th Floor
New York, New York 10016
Telelephone: (212) 682-1818
Facsimile: (212) 682-1892

REINHARDT WENDORF & BLANCHFIELD
Garrett Blanchfield
332 Minnesota Street, Suite E-1000
St. Paul, MN 55101
Telephone: (651) 287-2100
Facsimile: (651) 278-2103

EMERSON & POYNTER LLP
John Emerson
Scott Poynter
P.O. Box 164810
Little Rock, Arkansas 72216
Telephone: (501) 907-2555
Facsimile: (501) 907-2556

Attorneys for Plaintiff

START CERTIFICATION

GLANCY & BINKOW LLP
SWORN CERTIFICATION OF PLAINTIFF CATHERINE DUKES
FRANKLIN MUTUAL FUNDS SECURITIES LITIGATION

I, CATHERINE DUKES, certify that:

1. I have reviewed the Complaint and authorized its filing.
2. I did not purchase FRANKLIN FUNDS, the security that is the subject of this action, at the direction of plaintiff's counsel or in order to participate in any private action arising under this title.
3. I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.
4. My transactions in FRANKLIN FUNDS during the Class Period set forth in the Complaint are as follows:

I bought ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
I bought ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
I bought ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
I bought ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name

I sold ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
I sold ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
I sold ____ shares of_____ on __/__/__ at $____ per share
                          Fund/Stock Name
                                          _ at $____ per share

SEE ATTACHED EXHIBIT A

5. I have not served as a representative party on behalf of a class under this title during the last three years.
6. I will not accept any payment for serving as a representative party, except to receive my pro rata share of any recovery or as ordered or approved by the court including the award to a representative plaintiff of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing are true and correct statements.

Dated: 11 FEB 04   (Please Sign Your Name Above)

EXHIBIT A

TRANSACTIONS OF CATHERINE DUKES IN FRANKLIN MUTUAL FUNDS

DATE	TRANSACTION TYPE	FUND NAME	# OF SHARES	PRICE PER SHARE
10/21/01	PURCHASE	FISAX (Franklin Adjustable U.S. Govt Secs)	1034.130	$9.67
01/09/03	PURCHASE	FISAX	293.741	9.32
01/31/03	PURCHASE	FISAX	.814	9.32
02/28/03	PURCHASE	FISAX	.894	9.32
03/03/03	SALE	FISAX	295.449	9.33
03/06/03	SALE	FISAX	295.449	9.33

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

CATHERINE DUKES	)))	E-filing
Plaintiff(s)	))	C 04-00598 MJJ
-v-	))	
FRANKLIN AGE HIGH INCOME	))	ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE
Defendant(s)	))	

IT IS HEREBY ORDERED that this action is assigned to the
Honorable Martin J. Jenkins. When serving the complaint or
notice of removal, the plaintiff or removing defendant must
serve on all other parties a copy of this order, the handbook
entitled "Dispute Resolution Procedures in the Northern District
of California" and all other documents specified in Civil Local Rule 4-2.
Counsel must comply with the case schedule listed below unless the
Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the
Alternative Dispute Resolution (ADR) Multi-Option Program governed
by ADR Local Rule 3. Counsel and clients must familiarize themselves
with that rule and with the handbook entitled "Dispute Resolution
Procedures in the Northern District of California."

CASE SCHEDULE   [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
02/12/2004	Complaint filed	
05/04/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
05/04/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/18/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/25/2004	Case Management Conference in Ctrm 11, 19th Floor, SF at 2:00 PM	Civil L.R. 16-10